UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 75) *

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 52,825,392 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 52,825,392 (1)
	10.	Shared Dispositive Power 104,369,825 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,195,216 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Includes 32,348,223 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(3)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,641,245 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,641,245 (1)
	10.	Shared Dispositive Power 45,188,846 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 65,830,091 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)	Includes 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(3)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,168,857 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,168,857 (1)
	10.	Shared Dispositive Power 104,369,825 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,538,681 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Includes 32,348,223 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(3)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 53,168,857 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,168,857 (1)
	10.	Shared Dispositive Power 104,369,825 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,538,681 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.7% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)

Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Includes 32,348,223 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(3)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

CUSIP No. 812350106

1.	Names of Reporting Persons. JPP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 45,188,846 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 45,188,846 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 45,188,846 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 29.3% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(2)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, and 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 157,538,681 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 53,168,857 (1)
	10.	Shared Dispositive Power 104,369,825 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,538,681 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 73.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(2)

Includes 32,348,223 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(3)

Based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert.

This Amendment No. 75 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), JPP II, LLC, a Delaware limited liability company (“JPP II”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), JPP, LLC, a Delaware limited liability company (“JPP”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“On January 5, 2019, the Second Lien Borrowers elected to pay interest on the Second Lien Term Loan by increasing the principal amount of the Second Lien Term Loan. In connection with this election by the Second Lien Borrowers, the principal amount of the portion of the Second Lien Term Loan held by JPP and JPP II was increased accordingly, and no cash consideration was paid by either JPP or JPP II in connection with this increase to the principal amount of the Second Lien Term Loan. As a result of the foregoing, (i) JPP may acquire up to an additional 559,095 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock, and (ii) JPP II may acquire up to an additional 255,382 shares of Holdings Common Stock within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On January 17, 2019, Transform Holdco entered into an Asset Purchase Agreement (the “Purchase Agreement”) by and among Transform Holdco, Holdings and certain subsidiaries of Holdings party thereto (Holdings, together with each of Holdings’ subsidiaries party thereto, the “Sellers”) to acquire substantially all of the go-forward retail footprint and other assets and component businesses of Holdings as a going concern (the “Going Concern Transaction”).

The Going Concern Transaction was determined to be a “Successful Bid” during an “Auction” (each, pursuant to the Bidding Procedures) that commenced on January 14, 2019 and concluded on January 17, 2019.

The Purchase Agreement provides for a total purchase price of approximately $5.2 billion, comprised of: $850 million in cash to be funded with the proceeds of a new $1.3 billion ABL Commitment; a credit bid of approximately $1.3 billion; the roll-over of (and release of the Debtors with respect to) approximately $621 million of senior indebtedness; the assumption of all of the outstanding liabilities of the SRC Entities, in the amount of approximately $592 million; $35 million in cash in consideration for the release and settlement of certain claims by Debtors; the assumption of up to $166 million of payment obligations with respect to goods ordered by the Sellers prior to the closing of the Going Concern Transaction (but as to which goods the Sellers have not yet taken delivery and title prior to closing); the assumption of up to $139 million of 503(b)(9) administrative priority claims; the obligation to reimburse the Sellers for up to $43 million of additional severance costs to be incurred by the Sellers; the assumption of all cure costs related to contracts to be assumed by Transform Holdco (estimated to be up to $180 million); the assumption of up to $134 million of property taxes with respect to the properties to be acquired by Transform Holdco; the obligation to pay up to $19 million in transfer taxes; the assumption of approximately $4 million in mechanics’ liens; up to $17 million in cash to purchase cash in store registers as of the closing of the Going Concern Transaction; and the assumption of approximately $1.1 billion of assumed liabilities with respect to certain protection agreements, gift cards and accrued points under the Shop Your Way program.

The Purchase Agreement provides that Transform Holdco will provide offers of ongoing employment to approximately 45,000 employees of Holdings, and through February 1, 2020, the end of the current fiscal year, provide salary continuation, substantially comparable benefits and reinstate Holdings’ prepetition severance program for all employees that accept their employment offer at close.

In connection with the execution of the Purchase Agreement, Transform Holdco has entered into a debt commitment with certain lenders with regard to the new ABL Commitment, an updated Rollover Commitment, an updated Real Estate Commitment and an updated Equity Commitment.

Transform Holdco’s and the Sellers’ obligations to consummate the Going Concern Transaction under the Purchase Agreement are subject to certain conditions contained therein, including, among other conditions, conditions relating to the accuracy of the parties’ representations and warranties made in the Purchase Agreement; the performance of the parties’ pre-closing covenants; the absence of a legal impediment to the closing of the Going Concern Transaction; the expiration or termination of the waiting period under the HSR Act applicable to the Going Concern Transaction; the entry of an order by the Bankruptcy Court approving the Going Concern Transaction; the Sellers owning at least $1.657 billion of certain inventory and receivables to be purchased by Buyer; and there being no more than $850 million outstanding under the DIP Credit Agreement (as defined in the Purchase Agreement) and no more than $350 million outstanding under the Junior DIP Term Loan (as defined in the Purchase Agreement), exclusive of any accrued and unpaid interest thereunder.

The Purchase Agreement can be terminated by the Sellers or Transform Holdco if, among other things, (i) the Bankruptcy Court has not approved, and entered an order approving, the consummation of the Going Concern Transaction on or before February 8, 2019 (subject to Bankruptcy Court availability) or (ii) the closing of the Going Concern Transaction has not occurred by 11:59 p.m. (New York City time) on February 19, 2019 (the “Outside Date”).

There can be no assurances that the Bankruptcy Court will approve the Debtors entry into the Purchase Agreement, that the conditions to Transform Holdco’s and the Sellers’ obligations to consummate the Going Concern Transaction under the Purchase Agreement will be satisfied prior to the Outside Date or that any of the transactions comprising the Going Concern Transaction will be consummated on the terms set forth in the Purchase Agreement or at all.

The consummation of the Going Concern Transaction in accordance with the Purchase Agreement relates to or would result in the matters referred to in, without limitation, subparagraphs (a), (b), (c), (d), (e) and (f) of Item 4 of Schedule 13D.

The foregoing description of the Purchase Agreement and the Going Concern Transaction does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, attached hereto as Exhibit 99.86 and incorporated by reference herein. The Purchase Agreement is not intended to be a source of financial, business or operational information about Holdings or its subsidiaries or affiliates. The representations, warranties and covenants contained in the Purchase Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Purchase Agreement, may be subject to limitations agreed upon by the parties to the Purchase Agreement, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties to the Purchase Agreement that differ from those applicable to third parties. No third party should rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Holdings or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in Holdings’ public reports. The Purchase Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Holdings that is or will be contained in, or incorporated by reference into, the documents that Holdings files or has filed with the SEC.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of the time of filing on January 18, 2019, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	157,195,216	(1)(2)	73.5	% (3)	52,825,392	(2)	0	52,825,392	(2)	104,369,825	(1)
JPP II, LLC	65,830,091	(4)(5)	37.6	% (6)	20,641,245	(4)	0	20,641,245	(4)	45,188,846	(5)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124		0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341		0
RBS Partners, L.P.	157,538,681	(1)(7)	73.7	% (3)	53,168,857	(7)	0	53,168,857	(7)	104,369,825	(1)
ESL Investments, Inc.	157,538,681	(1)(7)	73.7	% (3)	53,168,857	(7)	0	53,168,857	(7)	104,369,825	(1)
JPP, LLC	45,188,846	(5)	29.3	% (8)	45,188,846	(5)	0	0		45,188,846	(5)
Edward S. Lampert	157,538,681	(1)(7)	73.7	% (3)	157,538,681	(1)(7)	0	53,168,857	(7)	104,369,825	(1)

(1)

This number includes 32,348,223 shares of Holdings Common Stock held by Mr. Lampert, 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert, and 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.

(2)

This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, and 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II.

(3)

This is based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, the 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, the 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, the 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, the 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert, the 3,566,648 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Mr. Lampert, and the 16,937,419 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Mr. Lampert. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP and is also the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(4)	This number includes 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(5)	This number includes 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.
(6)

This is based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan, and 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(7)

This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 702,741 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Secured Convertible PIK Toggle Notes held by Partners, 6,480,427 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Senior Unsecured Convertible PIK Toggle Notes held by Partners, 20,641,245 shares of Holdings Common Stock that JPP II has the right to acquire within 60 days pursuant to the Second Lien Term Loan, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. Partners is the sole member of, and may be deemed to indirectly beneficially own securities owned by, JPP II. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(8)

This is based upon 109,236,080 shares of Holdings Common Stock outstanding as of December 7, 2018, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended November 3, 2018, that was filed by Holdings with the SEC on December 13, 2018, and 45,188,846 shares of Holdings Common Stock that JPP has the right to acquire within 60 days pursuant to the Second Lien Term Loan.

(c)    Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)     Not applicable.

(e)    Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (incorporated herein by reference to Exhibit 99.37 to the Amendment to Schedule 13D filed on May 24, 2017).

99.38	Amendment to Amended and Restated Loan Agreement, dated as of July 3, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.38 to the Amendment to Schedule 13D filed on July 10, 2017).

99.39	First Amendment to Second Lien Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).

99.40	Line of Credit Loan Proposal to JPP, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.40 to the Amendment to Schedule 13D filed on July 17, 2017).

99.41	Line of Credit Loan Proposal to JPP II, LLC, dated as of July 13, 2017 (incorporated herein by reference to Exhibit 99.41 to the Amendment to Schedule 13D filed on July 17, 2017).

99.42	Line of Credit Lender Joinder Agreement, dated as of July 13, 2017, by and among JPP, LLC, and JPP II, LLC, Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, and JPP, LLC, in its capacity as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 99.42 to the Amendment to Schedule 13D filed on July 17, 2017).

99.43	Second Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 1, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 3, 2017).

99.44	Form of Assignment and Acceptance Agreement (incorporated herein by reference to Exhibit 99.44 to the Amendment to Schedule 13D filed with the Securities and Exchange Commission on August 3, 2017).

99.45	Third Amendment to Letter of Credit and Reimbursement Agreement, dated as of August 9, 2017, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as LC Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on August 10, 2017).

99.46	Amended and Restated Loan Agreement, dated as of October 4, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 4, 2017).

99.47	Second Amended and Restated Loan Agreement, dated as of October 18, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2017).

99.48	Amendment to Second Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.49	Second Amendment to Amended and Restated Loan Agreement, dated as of October 25, 2017, among Sears Roebuck and Co., Sears Development Co., Innovel Solutions Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, collectively as borrower, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. collectively as initial lenders (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2017).

99.50	Term Loan Credit Agreement, dated as of January 4, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto from time to time, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.51	Second Amendment to Second Lien Credit Agreement, dated as of January 9, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the guarantors party thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 10, 2018).

99.52	Amendment to Term Loan Credit Agreement, dated as of January 29, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders and other entities party thereto, and JPP, LLC, as administrative and collateral agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on January 31, 2018).

99.53	Third Amendment to Second Lien Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.54	Third Amendment to Term Loan Credit Agreement, dated as of February 7, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, the subsidiaries of Sears Holdings Corporation party thereto, the lenders party thereto, and JPP, LLC, as administrative and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2018).

99.55	Second Amendment to Second Amended and Restated Loan Agreement, dated as of March 8, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc. and Troy Coolidge No. 13, LLC collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2018).

99.56	Indenture, dated as of March 20, 2018, by and among Sears Holdings Corporation, the guarantors party thereto and Computershare Trust Company, N.A., as trustee (attaching form of 6 5/8% Senior Secured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.2 and 4.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.57	Second Supplemental Indenture, dated as of March 20, 2018, by and between Sears Holdings Corporation, as obligor, and Computershare Trust Company, N.A., as trustee (attaching form of 8% Senior Unsecured Convertible PIK Toggle Note due 2019) (incorporated herein by reference to Exhibits 4.4 and 4.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.58	Fourth Amendment to the Second Lien Credit Agreement, dated as of March 20, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.59	Mezzanine Loan Agreement, dated as of March 14, 2018, among SRC Sparrow 2, LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.92 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.60	Fifth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.4 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.61	Sixth Amendment to the Third Amended and Restated Credit Agreement, dated as of March 21, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corp., the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto (incorporated herein by reference to Exhibit 10.5 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on March 23, 2018).

99.62	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.62 to the Amendment to Schedule 13D filed on March 23, 2018).

99.63	Fourth Amendment to Letter of Credit and Reimbursement Agreement, dated as of December 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.79 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.64	Fifth Amendment to Letter of Credit and Reimbursement Agreement, dated as of February 13, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC and the other lenders party thereto, as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 99.64 to the Amendment to Schedule 13D filed on April 23, 2018).

99.65	Sixth Amendment to Letter of Credit and Reimbursement Agreement, dated as of April 20, 2018, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, as borrowers, JPP, LLC, JPP II, LLC, Crescent 1, L.P., Canary SC Fund, L.P., CYR Fund, L.P. and CMH VI, L.P., as lenders, and Citibank, N.A., as administrative agent (incorporated herein by reference to Exhibit 99.65 to the Amendment to Schedule 13D filed on April 23, 2018).

99.66	Letter from ESL Investments, Inc. to the Board of Directors of Sears Holdings Corporation, dated April 20, 2018 (incorporated herein by reference to Exhibit 99.66 to the Amendment to Schedule 13D filed on April 23, 2018).

99.67	Letter from ESL Investments, Inc. to the Special Committee of the Board of Directors of Sears Holdings Corporation, dated May 25, 2018 (incorporated herein by reference to Exhibit 99.67 to the Amendment to Schedule 13D filed on May 29, 2018).

99.68	Third Amended and Restated Loan Agreement, dated as of June 4, 2018, among Sears Holdings Corporation, as guarantor, the subsidiaries of Sears Holdings Corporation party thereto as borrower, JPP, LLC, as agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on June 4, 2018).

99.69	Fifth Amendment to Mezzanine Loan Agreement, dated as of June 29, 2018, between SRC Sparrow 2 LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.70	Fifth Amendment to Second Lien Credit Agreement, dated as of July 5, 2018, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, the other guarantors listed on the signature page thereto, the lenders party thereto, and JPP, LLC, as administrative agent and collateral administrator (incorporated herein by reference to Exhibit 10.3 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.71	Sixth Amendment to Mezzanine Loan Agreement, dated as of July 25, 2018, between SRC Sparrow 2 LLC, as borrower, JPP, LLC and JPP II, LLC, as lenders, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 99.71 to the Amendment to Schedule 13D filed on August 14, 2018).

99.72	Letter from ESL Investments, Inc. to the Special Committee of the Board of Directors of Sears Holdings Corporation, dated August 14, 2018 (incorporated herein by reference to Exhibit 99.72 to the Amendment to Schedule 13D filed on August 14, 2018).

99.73	First Amendment to Third Amended and Restated Loan Agreement, dated as of September 12, 2018, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC, Kmart Corporation, SHC Desert Springs, LLC, Innovel Solutions, Inc., Sears Holdings Management Corporation, Maxserv, Inc., Troy Coolidge No. 13, LLC, Sears Development Co. and Big Beaver of Florida Development, LLC, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 13, 2018).

99.74	Proposal, dated as of September 23, 2018, by ESL to the Board of Holdings (incorporated herein by reference to Exhibit 99.74 to the Amendment to Schedule 13D filed on September 24, 2018).

99.75	Debtors’ Motion for Authority, filed with the Bankruptcy Court on October 15, 2018 (incorporated herein by reference to Exhibit 99.75 to the Amendment to Schedule 13D filed on October 17, 2018).

99.76	Credit Agreement, dated as of March 14, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, UBS AG, Stamford Branch, LLC, as administrative agent, and UBS Securities LLC, as lead arranger and bookrunner (incorporated herein by reference to Exhibit 10.91 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2018).

99.77	First Amendment to Credit Agreement, dated as of April 20, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, LLC, as administrative agent (incorporated herein by reference to Exhibit 10.4 to Holdings’ Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2018, that was filed with the Securities and Exchange Commission on May 31, 2018).

99.78	Second Amendment to Credit Agreement, dated as of June 29, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, as administrative agent (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 6, 2018).

99.79	Third Amendment to Credit Agreement, dated as of August 31, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and UBS AG, Stamford Branch, as administrative agent (incorporated herein by reference to Exhibit 10.2 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on September 4, 2018).

99.80	Fourth Amendment to Credit Agreement, dated as of November 13, 2018, among SRC O.P. LLC, SRC Facilities LLC and SRC Real Estate (TX), LLC, as the borrowers, the lenders party thereto, and JPP, LLC, as administrative agent (incorporated herein by reference to Exhibit 99.80 to the Amendment to Schedule 13D filed on November 16, 2018).

99.81	Letter from ESL Investments, Inc. to Lazard Frères & Co. LLC, dated December 5, 2018, in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York on behalf of the debtors in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on November 21, 2018 [Docket No. 862] (incorporated herein by reference to Exhibit 99.81 to the Amendment to Schedule 13D filed on January 2, 2019).

99.82	Letter from Transform Holdco LLC to Lazard Frères & Co. LLC, dated December 28, 2018, in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York on behalf of the debtors in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on November 21, 2018 [Docket No. 862] and the Global Bidding Procedures Order entered on November 19, 2018 [Docket No. 816] (incorporated herein by reference to Exhibit 99.82 to the Amendment to Schedule 13D filed on January 2, 2019).

99.83	Letter from ESL Investments, Inc. to JLL, dated December 28, 2018, in response to the process letter filed with the United States Bankruptcy Court for the Southern District of New York on behalf of the debtors in the Chapter 11 cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) on December 6, 2018 [Docket No. 1081] as Ex. A to Ex. B (incorporated herein by reference to Exhibit 99.83 to the Amendment to Schedule 13D filed on January 2, 2019).

99.84	Letter from Edward S. Lampert to the Chief Human Resources Officer of Sears Holdings Corporation, dated December 27, 2018 (incorporated herein by reference to Exhibit 99.84 to the Amendment to Schedule 13D filed on January 2, 2019).

99.85	Letter from Transform Holdco LLC to Lazard Frères & Co. LLC, dated January 9, 2019, in accordance with the oral rulings of the United States Bankruptcy Court for the Southern District of New York on January 8, 2019 in connection with the cases captioned as In re Sears Holdings Corporation, et al., Case No. 18-23538 (Bankr. S.D.N.Y.) (RDD) (incorporated herein by reference to Exhibit 99.85 to the Amendment to Schedule 13D filed on January 10, 2019).

99.86	Asset Purchase Agreement, dated as of January 17, 2019, by and among Transform Holdco, LLC, Sears Holdings Corporation and its Subsidiaries party thereto (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2019	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

JPP II, LLC

	By:	ESL Partners, L.P., as its sole member

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

JPP, LLC

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Sole Member

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired		Price Per Share
JPP, LLC	01/05/2019	Acquisition from Holdings of Second Lien Term Loans	559,095	(1)	(2)

JPP II, LLC	01/05/2019	Acquisition from Holdings of Second Lien Term Loans	255,382	(1)	(2)

(1)

Represents the number of shares of Holdings Common Stock that may be acquired within 60 days upon the conversion of the Second Lien Term Loan into shares of Holdings Common Stock. Holdings’ obligations with respect to the Second Lien Term Loan may be converted into shares of Holdings Common Stock at the option of an eligible holder at a conversion rate of 200 shares of Holdings Common Stock per $1,000 in principal amount of indebtedness outstanding under the Second Lien Term Loan (subject to adjustment).

(2)	Holdings elected to pay interest on the Second Lien Term Loan in-kind by increasing the principal amount of the Second Lien Term Loan held by such reporting person.